UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

Re: WeShop Holdings Ltd
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted August 19, 2025
CIK No. 0002048271

Dear Paul Ellerbeck:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Related Party Transactions
Consulting Agreement, page 78

1. We note your response to prior comment 5. Please further revise your disclosure here and elsewhere as appropriate to make clear whether this strategic consulting agreement remains in effect, the duration of this agreement, and whether this entity is still controlled by John Garner, your Head of Visions and Strategy. We note that the

company "owes an additional 91,000 shares as outlined in the agreement..." and that Max Capital is a beneficial owner. Additionally, please consider whether to file this agreement under Item 601(b)(10) of Regulation S-K.

Description of Shares and Memorandum and Articles of Association
Share Rights, page 80

2. Please include a comparable description of the Class B ordinary shares as you have provided for the Class A ordinary shares. Clarify, if true, that the Trust will be the sole holder of Class B ordinary shares.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler